Exhibit 99.1
[Galen Holdings PLC Logo]

                                                               NEWS RELEASE



Craigavon, Northern Ireland/Rockaway, NJ                      8 May 2002



                              Galen Holdings PLC
       Announces record results for the second quarter to 31 March 2002 and proposed disposal of CTS Clinical Services unit.


Craigavon, Northern Ireland/Rockaway, New Jersey, USA - 8 May 2002 : Galen Holdings PLC ("Galen") (LSE: GAL.L, Nasdaq: GALN), the international specialty pharmaceutical products and services company, announces its results for the quarter ended 31 March 2002.

Financial Highlights


                                                    Quarter ended                  Quarter ended
                                                    31 March 2002                  31 March 2001             Change
                                                        ((pound)m)                    ((pound)m)               (%)
Revenue (continuing operations)                              53.7                           43.2             +24%
Operating profit*                                            16.5                           13.3             +24%
Earnings per share*                                          7.1p                           5.5p             +29%


*     before amortisation of intangible assets and goodwill

o Normalised earnings per ordinary share increased to 7.1p, up 29% over the same quarter in the prior year.

o     Total revenue increased 24% to a record (pound)53.7 million:

      o Pharmaceutical product revenue increased by 28% to (pound)39.9 million reflecting continued organic growth in our core brands and the addition of Estrace(R) tablets, acquired in June 2001.

      o Pharmaceutical services revenue was (pound)13.9 million, an increase of 15% over last year.

o Gross Profit increased to (pound)37.0 million from (pound)29.1 million, an increase of 27%. This represents an improvement in our Gross Margin to 69% this quarter compared to 66% in the quarter ended 31 March 2001, demonstrating the increasing impact of sales of higher margin U.S. pharmaceutical products. Operating margins also improved from 30% to 31%. During the quarter the business generated cash of (pound)14 million.

o The Board has recommended the payment of an interim dividend of 1.00p per share, up 20% from last year.


Business Highlights

o Agreement has been reached to sell Clinical Trial Services business (CTS) for a total cash consideration, on a cash and debt free basis, of (pound)130 million to companies under the control of Dr Allen McClay, founder and former President of Galen, and backed by the CTS management team. They emerged as the preferred buyers following an auction process. The sale price represents 3.2 times 2001 revenues and 17.8 times 2001 EBIT. The proposed transaction is conditional on shareholder approval and the receipt of certain regulatory clearances. (See separate press release announced today)

o Paid (pound)28 million in cash to purchase two additional products, Duricef(R) and Moisturel(R), with aggregate U.S. sales of (pound)12.0 million annually. The additional earnings from these products will replace dilution from the CTS sale.

o Promoted products continue to perform well. Quarter on prior year quarter new prescription growth for these products was: Ovcon(R), 31%, Doryx(R), 68%, and Estrace(R) Cream, 9%.

o Successful launch of a 75mg line extension for Doryx(R) during the quarter.

o In February 2002, the NDA for Galen's first intravaginal ring for estrogen replacement therapy was accepted for filing by the FDA.

o Retirement of a further (pound)31.0 million of Warner Chilcott bonds (12-5/8%) since the quarter closed.

Commenting on the results, Roger Boissonneault, Chief Executive, said:

"This is a significant quarter for our Company. Over the last twelve months we have delivered our strategy of making the transformation into a focused pharmaceutical products company. We purchased Estrace(R) Tablets, Duricef(R) and Moisturel(R), spending approximately (pound)100 million, while raising (pound)155 million from sales of assets we no longer consider core, thereby strengthening our balance sheet. The Company has never been in a stronger position to build market share, develop new products and deliver sustainable growth and earnings to our shareholders."

                                     ###

For further information, please contact:

Galen Holdings PLC
David G. Kelly                           Tel:          + 44 (0) 28 3833 4974

Financial Dynamics
Fiona Noblet/Sophie Pender-Cudlip        Tel:          + 44 (0) 20 7831 3113

For further information on Galen visit: www.galenplc.com

A conference call will take place today at 2:00pm (UK) / 9:00 am (US). Please call Mo Noonan on 020 7269 7116 or Jane Cash at 973-442-3290 for further details.

Chairman and Chief Executive's Report

Overview

Galen Holdings PLC is a specialty pharmaceutical company focused principally on the women's healthcare, dermatology and urology therapeutic categories. We develop, manufacture and market branded prescription products in the United Kingdom and Ireland and market products in the United States, which is now the most rapidly expanding element of our business.

Financials

For the six-month period ended 31 March 2002 Galen achieved record sales of (pound)107 million, an overall 25% increase on the six-month period ended 31 March 2001. Operating profit before amortisation of intangible assets and goodwill rose to (pound)33 million, a 27% increase on the six-month period ended 31 March 2001. Earnings per share before amortisation of intangible assets and goodwill rose by 29% to 13.7p.

Gross profit for the period increased to (pound)73 million from (pound)56 million due to the continued growth of our U.S. business. Warner Chilcott contributed 53% of total revenue at a gross margin of approximately 85%. Operating expenses, other than amortisation of intangible assets and goodwill, increased from (pound)30 million to (pound)40 million in the six month period. These costs increased from 35% to 37%, of revenues reflecting a higher R&D spending of (pound)6.4 million this half year versus (pound)3.6 million in the same period last year. Operating margins for the six months also improved over the corresponding period last year from 30% to 31%. For the half-year we generated cash of (pound)28 million reflecting the underlying strength of the business.

These excellent results reflect continued strong growth in the business and have encouraged your board to declare the payment of an interim dividend of 1.00p per ordinary share, which represents an increase of 20% over the 0.83p declared for the previous period.

Divestments

Following the acquisition of Warner Chilcott in September 2000, which gave us access to the U.S. pharmaceutical market, it has been our strategy to focus Galen on its core pharmaceutical business as the major driver for future growth. Today we are pleased to announce, that we have agreed the sale of our Clinical Trials Services business (CTS) to companies under the control of Dr Allen McClay, the founder and former President of Galen, and backed by the CTS management team, for a total cash consideration, on a cash and debt free basis, of (pound)130 million. They emerged as the preferred buyer for CTS following a formal auction process in which it submitted the highest offer. The proposed transaction is conditional upon shareholder approval and the receipt of certain regulatory clearances. In the twelve month period ended September 2001, CTS reported revenues of (pound)41 million and operating profits after depreciation and before interest of (pound)7.3 million.

In January 2002 we announced the sale of our Chemical Synthesis Services (CSS) business to Dr McClay for (pound)25 million. In the year ended 30 September 2001, CSS reported revenues of (pound)5.2 million and operating profits of (pound)30,000.

Acquisitions

In March 2002, we completed the acquisition in the U.S. of Duricef(R), a cephalosporin antibiotic and Moisturel(R), a skin moisturising cream from Bristol-Myers Squibb for a cash consideration of $40 million. This strengthens our product portfolio in dermatology in the U.S. and highlights our strategy to utilise acquisition of products to build positions in therapeutic areas where our development pipeline is narrow. These new products will contribute to earnings for the second half of our 2001/2002 financial year and compensate for dilution caused by the sale of CTS.

During the six months ended 31 March 2002 we retired (pound)15 million of high yield (12.625%) bonds inherited at the time of the Warner Chilcott acquisition, and with the publication of this interim report and accounts for 2002 we can announce the further retirement of an additional (pound)31.0 million. This will improve the quality of our balance sheet and provide an uplift in earnings from reduced interest charges.

During the past twelve months we have invested (pound)138.0 million in the acquisition of new products and retirement of high yield bonds.

Sales & Marketing

Our record financial results in the six month period ending 31 March 2002 were achieved through the continued growth of the two elements of our business: sales of branded prescription medicines (Pharmaceuticals) and the provision of R&D services to the worldwide pharmaceutical industry (Pharmaceutical Services). The strong development of our pharmaceuticals business, particularly in the U.S. was the major driver of growth. For the period, our Pharmaceuticals sales accounted for 73% of total revenues and grew at 31%. Our Pharmaceutical Services sales (excluding CSS) increased by 16%.

Our Pharmaceuticals business continues to benefit from the positive strategic impact of the acquisition of Warner Chilcott and the establishment of a strong pharmaceutical base in the U.S. This has been the most significant development for the Company since its flotation in 1997. The predominant focus for our pharmaceutical marketing activities has now become the U.S. where we believe opportunities exceed those in Europe and other territories. We now have a significant U.S. presence in women's health, dermatology and urology, where our 225 person sales force is competitively scaled for the market in which we operate.

In women's health we have products in the two most important therapeutic categories: contraception and hormone replacement therapy (HRT), the U.S. market for which is approximately $4.5 billion in sales and controlled by the obstetrician and gynaecologist (OB/GYN). Our oral contraceptive, Ovcon(R), continues to demonstrate strong growth.

In the (HRT) market Estrace(R) tablets continue to be the second most widely prescribed estrogen replacement therapy brand in the U.S. offering an excellent platform for both our proprietary tablet line extension and vaginal ring (Estrace(R) VR). Estrace(R) Cream which we promote to the urologist continues to show steady progress. In the dermatology segment, our focus is on the promotion of our pelletised oral formulation of doxycycline (Doryx(R)) for the treatment of acne. We again report continued growth for the 100 mg strength and to enhance versatility in dosage for this product we launched a new 75mg dose in January 2002 and expect incremental growth for this new strength.

In the U.K., our business continues to focus on women's health. We have restructured our product range with the launch of new products and the discontinuation and disposal of less profitable non-core brands. Our proprietary anticholinergic Regurin(R) for the treatment of incontinence (licensed from Madaus AG, Cologne) continues to progress well in its second year from launch with a current run rate corresponding to approximately a 4% market share. In late September 2001 we launched Menoring(R), our first IVR product for estrogen replacement therapy. In its first six months this product has performed to expectation with early sales progress comparable to other recently launched estrogen therapies. Patient feedback from the early programme, which commenced in June 2001, is consistent with the level of patient acceptance in the clinical trials. This gives us confidence for the launch of Menoring(R) in the much larger U.S. market.

The key strength in our pharmaceutical business is the brand management experience of our sales and marketing teams both in the U.S. and U.K. We have a proven track record of successful product launches, sustaining product growth, revitalising acquired products and utilising precision marketing techniques to focus our resources for maximum effort and return.

Research and Development

R&D within Galen continues to strengthen. For the six month period ended March 2002 investment in R&D was (pound)6.4 million, a 79% increase on the comparable period last year. Our activities are now firmly directed towards the development of proprietary products for commercialisation in the U.S., which are based on drug delivery systems such as the IVR. We are also pursuing the development of new products and line extensions that complement and strengthen our core prescription business.

In women's health we have programmes in contraception, hormone replacement therapy, infection control and pre-natal vitamins which involve a number of proprietary technologies including the IVR. The line extension for our Ovcon(R) contraceptive has been filed with the FDA. In addition we have established new development programmes for other contraceptive products based on our IVR and other proprietary technologies. In the U.S. our NDA for Estrace(R) VR (vaginal ring) has been accepted for filing by the FDA. Our proprietary line extension for Estrace(R) Tablets is in Phase III in the U.S. and we anticipate filing the NDA in 2003. Our testosterone IVR is in Phase II, where we are investigating experimental models to evaluate treatment for female sexual dysfunction. We have also made progress with the development of a metronidazole releasing IVR for Bacterial Vaginosis, which is our first application of this technology in local infection control. In pre-natal vitamins, where we have traditionally always had a good U.S. prescription share we are developing our iron delivery systems to strengthen our proprietary position. In dermatology following the launch of Doryx(R) 75mg in January 2002 our focus is to develop new innovative delivery systems for Doxycycline in the treatment of acne. We are evaluating the development of a new Duricef(R) dose form, which would be manufactured in our Craigavon cephalosporin facility.

Outlook

Galen Holdings continues to execute a growth strategy to build an international specialty pharmaceutical company. The six month period ended 31 March 2002 has been extremely active and the business is now well positioned for the future. The sale of our Service businesses will complete our transformation into a pure pharmaceutical products organisation and releases significant resources, which will be deployed to achieve a greater return when invested in pharmaceutical products, particularly in the U.S. We have also been active in acquisitions to further build our U.S. position in dermatology and leverage the strength of our sales force. Our Research and Development programme has grown in depth and breadth and is totally focused on maximum economic return. We are excited by the prospect of future product approvals, particularly in the U.S. and the further strengthening of our pipeline with new product projects. From a financial perspective, the retirement of the high yield bonds strengthens earnings, and improves the quality of our balance sheet, which is well structured for further growth through product acquisition.

We look forward to the second half of 2002 with much confidence.


John A King                                         Roger M Boissonneault
Chairman                                            Chief Executive Officer


Note:

Forward looking statements in this report, including, without limitation, statements relating to Galen's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Galen to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. These factors include, among others, the following: Galen's ability to manage its growth, government regulation affecting the development, manufacture, marketing and sale of pharmaceutical products, customer acceptance of new products, competitive factors in the industries in which Galen operates, the loss of key senior management or scientific staff, exchange rate fluctuations, general economic and business conditions, and other factors described in filings of Galen with the SEC. Galen undertakes no obligation to publicly update or revise any forward looking statement, whether as a result of new information, future events or otherwise.

Unaudited results for the period ended 31 March 2002
Consolidated profit and loss account


                                                                                                                          Audited
                                                                  Unaudited                   Unaudited                      Year
                                                                 Quarter ended            Six months ended                  ended
                                                                    31 March                   31 March               30 September
                                                                2002         2001          2002            2001               2001
                                                            (pound)'000  (pound)'000   (pound)'000     (pound)'000     (pound)'000
----------------------------------------------------      -------------  -----------   -----------     -----------    ------------
Turnover
Pharmaceutical products                                          39,890       31,219        77,966          59,370         127,413
Pharmaceutical services:
 -continuing operations                                          13,876       12,032        28,177          24,324          50,036
 -discontinued operations                                             -        1,153         1,319           2,499           5,234
------------------------------------------------------------ ------------- ------------- ------------- -------------   -----------
Total turnover                                                   53,766       44,404       107,462          86,193         182,683
Cost of sales                                                    16,784       15,273        34,950          29,764          64,187
------------------------------------------------------------ ------------- ------------- ------------- -------------   ------------
Gross profit                                                     36,982       29,131        72,512          56,429          118,496
------------------------------------------------------------ ------------- ------------- ------------- -------------   ------------
Net operating expenses
Before amortisation of goodwill and intangibles                  20,446       15,822        39,785          30,340           63,555
Goodwill and intangibles amortisation                             6,834        5,989        13,657          11,960           24,602
------------------------------------------------------------ ------------- ------------- ------------- -------------   ------------
Total net operating expenses                                     27,280       21,811        53,442          42,300           88,157
------------------------------------------------------------ ------------- ------------- ------------- -------------   ------------
Operating profit
Continuing operations before amortisation of
goodwill and intangibles:
Pharmaceutical products                                          14,018       10,361        26,726          19,632          43,438
Pharmaceutical services                                           2,518        2,969         6,302           6,309          11,473
------------------------------------------------------------ ------------- ------------- ------------- -------------    -----------
Total continuing operations before goodwill and
intangibles amortisation                                         16,536       13,330        33,028          25,941          54,911
Goodwill and intangibles amortisation                            (6,834)      (5,989)      (13,657)        (11,960)        (24,602)
------------------------------------------------------------ ------------- ------------- ------------- -------------    -----------
Continuing operations                                             9,702        7,341        19,371          13,981          30,309
Discontinued operations                                               -          (21)         (301)            148              30
------------------------------------------------------------ ------------- ------------- ------------- -------------    -----------
Total operating profit                                            9,702        7,320        19,070          14,129          30,339
Profit on sale of discontinued operations                             -            -         7,527               -               -
Investment income                                                 1,469          770         3,212           1,957           4,455
------------------------------------------------------------ ------------- ------------- ------------- -------------    -----------
Profit on ordinary activities before interest                    11,171        8,090        29,809          16,086          34,794
Interest payable and similar charges                              3,566        4,464         9,270           9,668          17,848
------------------------------------------------------------ ------------- ------------- ------------- -------------    -----------
Profit on ordinary activities before taxation                     7,605        3,626        20,539           6,418          16,946
Tax on profit on ordinary activities                              1,300          950         4,550           1,701           3,594
------------------------------------------------------------ ------------- ------------- ------------- -------------    ----------
Profit on ordinary activities after taxation                      6,305        2,676        15,989           4,717          13,352
Minority interests                                                    -           36            32              75             122
------------------------------------------------------------ ------------- ------------- ------------- -------------    ----------
Profit for the financial period                                   6,305        2,640        15,957           4,642          13,230
Dividends                                                         1,855        1,342         1,855           1,342           4,413
------------------------------------------------------------ ------------- ------------- ------------- -------------    -----------
Retained profit for the financial period                          4,450        1,298        14,102           3,300           8,817
------------------------------------------------------------ ------------- ------------- ------------- -------------    ----------
Earnings per share                                                  3.4p          1.7p          8.6p           3.0p            8.2p
Diluted earnings per share                                          3.4p          1.7p          8.6p           2.9p            8.1p
Adjusted earnings per share                                         7.1p          5.5p         13.7p          10.6p           23.4p
Adjusted diluted earnings per share                                 7.1p          5.4p         13.5p          10.3p           23.0p
------------------------------------------------------------ ------------- ------------- ------------- -------------    -----------

                                                                                                                                 8

Unaudited results for the period ended 31 March 2002
Consolidated balance sheet



                                                                                                   Unaudited                Audited
                                                                                                   31 March            30 September
                                                                                              2002             2001            2001
                                                                                       (pound)'000      (pound)'000     (pound)'000
---------------------------------------------------------------------------------- ---------------- ----------------- -------------
Fixed assets
Intangible assets                                                                          529,209          449,330         510,742
Tangible assets                                                                             76,004           84,287          89,180
---------------------------------------------------------------------------------- ---------------- -----------------  ------------
                                                                                           605,213          533,617         599,922
---------------------------------------------------------------------------------- ---------------- -----------------  ------------
Current assets
Stocks                                                                                      18,388           14,794          16,563
Debtors                                                                                     41,716           31,942          35,961
Cash at bank and in hand                                                                   202,058           48,783         222,002
---------------------------------------------------------------------------------- ---------------- -----------------  ------------
                                                                                           262,162           95,519         274,526
Creditors: amounts falling due within one year                                              54,925           47,193          62,324
---------------------------------------------------------------------------------- ---------------- -----------------  ------------
Net current assets                                                                         207,237           48,326         212,202
---------------------------------------------------------------------------------- ---------------- -----------------  ------------
Total assets less current liabilities                                                      812,450          581,943         812,124
Creditors: amounts falling due after more than
 one year                                                                                  179,205          151,732         193,144
Provisions for liabilities and charges                                                       5,903            3,229           8,372
Deferred income                                                                              4,150            5,808           5,736
---------------------------------------------------------------------------------- ---------------- -----------------  ------------
Net assets                                                                                 623,192          421,174         604,872
---------------------------------------------------------------------------------- ---------------- -----------------  ------------

Capital and reserves
Called up share capital                                                                     18,983           16,201          18,931
Share premium account                                                                      242,939           59,486         240,258
Merger reserve                                                                             290,685          290,685         290,685
Profit and loss account                                                                     70,585           54,606          54,756
---------------------------------------------------------------------------------- ---------------- -----------------   -----------
Equity shareholders' funds                                                                 623,192          420,978         604,630
Minority interests - equity                                                                      -              196             242
---------------------------------------------------------------------------------- ---------------- -----------------   -----------
                                                                                           623,192          421,174         604,872
---------------------------------------------------------------------------------- ---------------- -----------------   -----------

                                                                                                                                9

Unaudited results for the period ended 31 March 2002
Consolidated cash flow statement



                                                                       Unaudited                      Unaudited             Audited
                                                                     Quarter ended                Six months ended             Year
                                                                       31 March                       31 March         30 September
                                                                   2002          2001           2002           2001            2001
                                                            (pound)'000   (pound)'000    (pound)'000    (pound)'000     (pound)'000
---------------------------------------------------------- -------------- -------------- ------------- -------------- -------------
Net cash inflow from operating activities                        14,188        10,321         27,757         23,715          53,855
---------------------------------------------------------- -------------- -------------- ------------- -------------- -------------

Returns on investments and servicing of finance
Interest paid                                                    (3,475)       (4,464)        (9,301)        (9,668)        (17,848)
Interest received                                                 1,352           769          3,218          1,957           4,455
---------------------------------------------------------- -------------- -------------- ------------- -------------- -------------
                                                                 (2,123)       (3,695)        (6,083)        (7,711)        (13,393)
---------------------------------------------------------- -------------- -------------- ------------- -------------- -------------
Taxation
Corporation tax (paid) recovered                                   (461)         (198)        (1,331)           985          (1,115)
---------------------------------------------------------- -------------- -------------- ------------- -------------- -------------
Capital expenditure
Purchase of tangible fixed assets                                (2,508)       (4,353)        (7,410)        (7,438)        (16,225)
Sale of tangible fixed assets                                         -           217              -            217             250
Purchase of intangible fixed assets                             (27,979)            -        (29,593)             -         (70,211)
Government grant received                                             -             -              -              -             454
---------------------------------------------------------- -------------- -------------- ------------- -------------- -------------
                                                                (30,487)       (4,136)       (37,003)        (7,221)        (85,732)
---------------------------------------------------------- -------------- -------------- ------------- -------------- -------------
Acquisitions and disposals
Sale of businesses                                                 (420)            -         24,258              -               -
Acquisition costs and deferred consideration payments
                                                                 (6,175)       (7,432)        (6,175)       (16,101)        (16,098)
---------------------------------------------------------- -------------- -------------- ------------- -------------- -------------
                                                                 (6,595)       (7,432)        18,083        (16,101)        (16,098)
---------------------------------------------------------- -------------- -------------- ------------- -------------- -------------
Equity dividends paid                                            (3,143)       (2,191)        (3,143)        (2,191)         (3,464)
---------------------------------------------------------- -------------- -------------- ------------- -------------- -------------
Net cash flow before management of liquid resources and
financing                                                       (28,621)       (7,331)        (1,720)        (8,524)        (65,947)
---------------------------------------------------------- -------------- -------------- ------------- -------------- -------------
Management of liquid resources
Decrease/(increase) in short term deposits                       18,500        (2,019)        28,000         21,000        (161,000)
---------------------------------------------------------- -------------- -------------- ------------- -------------- -------------
Financing
Issue of ordinary share capital (net of expenses)                 1,599         1,470             71          4,761         188,261
Loan notes repaid                                                     -             -        (13,803)       (27,323)        (27,323)
Loans (repaid)/obtained (net)                                    (4,394)        2,703         (4,394)         2,407          49,751
Principal repayment under hire purchase agreements
                                                                      -          (100)           (98)          (200)           (400)
---------------------------------------------------------- -------------- -------------- ------------- -------------- -------------
                                                                 (2,795)        4,073        (18,224)       (20,355)        210,289
---------------------------------------------------------- -------------- -------------- ------------- -------------- -------------
(Decrease)/ increase in cash in the period                      (12,916)       (5,277)         8,056         (7,879)        (16,658)
---------------------------------------------------------- -------------- -------------- ------------- -------------- -------------


                                                                                                                           10

Unaudited results for the period ended 31 March 2002

Notes to results

1        Basis of preparation

The financial information for the quarterly and six months periods ended 31 March 2002 and 2001, which is unaudited and does not constitute statutory accounts, has been prepared using accounting policies consistent with those set out in the group's 30 September 2001 statutory accounts.

The abridged financial information for the year ended 30 September 2001 has been extracted from the group's statutory accounts for that year, which have been filed with the Registrar of Companies. The report of the auditors on those accounts was unqualified.


2        Earnings per share

Earnings per ordinary share is based on profit for the financial period and on the weighted average number of ordinary shares in issue during the period, excluding those held in the employee share trust. Diluted earnings per share is calculated using an adjusted number of shares reflecting the number of dilutive shares under option. Adjusted earnings per share figures reflecting the results from continuing operations before the impact of exceptional items and goodwill and intangibles amortisation have been calculated to provide shareholders with a clearer understanding of the underlying trading performance of the group (see below).


The weighted average numbers of shares used in the calculation of earnings per share are as follows:


                                                                                                                               Year
                                                             Quarter ended                       Six months ended             ended
                                                                31 March                              31 March          30 September
                                                         2002              2001                2002             2001            2001
                                                       Number            Number              Number           Number          Number
                                                           of                of                  of               of              of
                                                       shares            shares              shares           shares          shares
-------------------------------------------- ------------------- ----------------- ------------------ ----------------- ------------

Weighted average number of shares:
Basic                                             184,901,919       156,987,118         184,844,558      156,895,052     161,354,740
Diluted                                           186,195,464       159,961,194         186,320,589      160,484,918     164,160,276
-------------------------------------------- ------------------- ----------------- ------------------ ----------------- ------------

                                                             Quarter ended                       Six months ended        Year ended
                                                                31 March                              31 March          30 September
Adjusted earnings per share                             2002               2001                2002              2001          2001
-------------------------------------------- ------------------ ------------------ ------------------ ----------------- -----------
Earnings per ordinary share                              3.4                1.7                8.6                3.0          8.2p
Adjustments (net of tax):
Goodwill and intangibles amortisation
                                                         3.7                3.8                7.4                7.6         15.2p
Results and gain on disposal of
discontinued businesses                                  -                  -                 (3.2)               -              -
Exceptional costs of notes redemption
                                                         -                  -                  0.9                -              -
-------------------------------------------- ------------------ ------------------ ------------------ ----------------- ----------
Adjusted earnings per share - basic                      7.1                5.5               13.7               10.6         23.4p
-------------------------------------------- ------------------ ------------------ ------------------ ----------------- ----------

                                                                                                                                 11

Summary of differences between UK and US Generally Accepted Accounting Principles ("GAAP")

(1)      Profit for the financial year and shareholders' funds

The group financial statements are prepared in accordance with UK GAAP which differs in certain significant respects from US GAAP. The effect of the US GAAP adjustments to profit for the financial period and equity shareholders' funds are set out in the tables below:


                                                                                                               6 months to
                                                                                                                31 March
                                                                                                             2002              2001
                                                                                                      (pound)'000       (pound)'000
                                                                                                                Unaudited
--------------------------------------------------------------------------------------------------- -------------------------------
(a)    Reconciliation of profit for the financial year to US GAAP
       Profit for the financial period under UK GAAP                                                       15,957             4,642
--------------------------------------------------------------------------------------------------- ----------------- -------------
       US GAAP adjustments:
       Amortisation of goodwill                                                                             8,114             3,400
       Amortisation of intangibles                                                                           (656)             (528)
       Capitalisation of interest                                                                             (18)              (18)
       Deferred taxation                                                                                   (2,749)           (1,674)
       Compensation expense                                                                                  (112)           (3,095)
       Inventory step up release                                                                                -              (986)
       Deferred tax effect of US GAAP adjustments                                                             263                 -
--------------------------------------------------------------------------------------------------- ----------------- -------------
       US GAAP adjustments total                                                                            4,842            (2,901)
--------------------------------------------------------------------------------------------------- ----------------- -------------
       Profit for the financial period under US GAAP - UK pounds                                           20,799             1,741
--------------------------------------------------------------------------------------------------- ----------------- -------------
                                                     - US dollars                                          29,535             2,531
--------------------------------------------------------------------------------------------------- ----------------- -------------



                                                                                                           As at              As at
                                                                                                        31 March       30 September
                                                                                                            2002               2001
                                                                                                     (pound)'000        (pound)'000
                                                                                                               Unaudited
------------------------------------------------------------------------------------------------- ---------------------------------
(b)    Effect on equity shareholders' funds of differences between UK GAAP and US GAAP
       Equity shareholders' funds under UK GAAP                                                          623,192            604,630
------------------------------------------------------------------------------------------------- ----------------- ---------------
       US GAAP adjustments:
       Acquisition accounting                                                                            (93,192)          (100,651)
       Amortisation of goodwill relating to contingent consideration                                       1,057              1,057
       Capitalisation of interest                                                                          1,639              1,657
       Deferred taxation                                                                                  (9,735)            (7,248)
       Employee benefit trust                                                                             (7,067)            (7,064)
       Share premium account                                                                               7,067              7,064
       Dividends                                                                                           1,851              3,143
------------------------------------------------------------------------------------------------- ----------------- ---------------
       US GAAP adjustments total                                                                         (98,380)          (102,042)
------------------------------------------------------------------------------------------------- ----------------- ---------------
       Equity shareholders' funds under US GAAP - UK pounds                                              524,812            502,588
------------------------------------------------------------------------------------------------- ----------------- ---------------
                                                - US dollars                                             753,785            738,183
------------------------------------------------------------------------------------------------- ----------------- ---------------

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